Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
July 25, 2018
Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Edward P. Bartz, Esq.
Senior Counsel

Re:	Tortoise Essential Assets Income Term Fund (formerly
Tortoise Essential Assets Income 2024 Term Fund, Inc.) (the “Fund”)
Registration Statement on Form N-2
File Nos. 333-217430 and 811-23248

To the Commission:

On behalf of the Fund, this letter is in response to the written comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on May 23, 2017 with respect to the Fund’s Registration Statement on Form N-2 filed on April 24, 2017 (the “Registration Statement”) in connection with the registration of the Fund’s common stock. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. All page references refer to the Registration Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff.

In addition, Pre-Effective Amendment No. 1 reflects changes to the investment strategy and term structure of the Fund made since the initial filing. Pre-Effective Amendment No. 1 also reflects the conversion of the Fund from a Maryland corporation to a Maryland statutory trust.

Prospectus

Cover Page

Investment Strategies

Comment (1) The first paragraph of this section states that “essential asset” sectors include, “but are not limited to,” the several sectors disclosed in this paragraph. Since “essential asset” is in the name of the Fund, and therefore must be precisely defined, please delete the phrase “but are not limited to” from the definition of “essential asset” sectors. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response: The Fund has revised the definition of “essential asset” to eliminate the referenced phrase in response to the staff’s comment.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission
July 25, 2018

Comment (2) The disclosure on page 39 of the prospectus states that the Fund may invest in equity securities “of any market capitalization.” Please disclose in the first bullet point in this section, and in the first bullet point in the Investment Strategies section on page 2 of the prospectus, that the Fund may invest in equities of any market capitalization, and provide separate corresponding risk disclosures for small- and mid-capitalization equity securities in the discussion of equity securities risks on page 35 of the prospectus.

Response: The Fund has made the requested revisions.

Comment (3) The second bullet point in this section states that the Fund may invest in corporate debt securities. Please disclose a maturity policy for the Fund’s corporate debt securities in this section, and in the second bullet point in the Investment Strategies section on page 2 of the prospectus.

Response: The Fund’s assets are allocated to a wide range of fixed income securities, and different policies apply to different types of these securities. These policies, if any, are described in the more detailed discussion under the heading “Investment Objective and Principal Investment Strategies—Investment Securities—Debt Securities.”

Comment (4) The third bullet point in this section states that the Fund may invest in private investments, including “other privately structured investments.” Please explain to us whether the Fund will invest in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We may have additional comments after reviewing your response.

Response: The Fund is not precluded from investing in private funds structured in reliance on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, but the Fund does not intend to do so as a principal investment strategy.

Investment Strategies

Comment (5) Footnote (3) to the offering table states that the Fund will pay "offering costs of up to $____ per share, estimated to total approximately $____," and that the Adviser will pay "all organizational expenses and the amount by which the aggregate of all of our offering costs . . . exceeds $____ per share." Please include in this footnote estimates of the following:

●	the size of the offering in dollars and shares;
●	the total offering costs in dollars and costs per share;
●	the organizational costs expected to be paid by the Adviser; and
●	the total offering costs expected to be paid by the Adviser in dollars.

Please make similar revisions to "The Offering" section on page 1 of the prospectus, and to footnote (2) to the fee table in the section "Summary of Fund Expenses."

U.S. Securities and Exchange Commission
July 25, 2018

Response: The Fund will complete the offering information in subsequent pre-effective amendment.

Prospectus Summary—Investment Strategies (Page 3)

Comment (6) The third paragraph in this section states that the Fund considers an issuer to be operating in an essential asset sector if “at least 50% of its assets, cash flow or revenue is associated with one or more essential asset sectors.” (Emphasis added.) Please revise this section to clarify the term “associated.” For example, state that the Fund considers an issuer to be operating in an essential asset sector if at least 50% of its assets are devoted to an essential asset sector, or if at least 50% of its cash flow or revenue is derived from an essential asset sector. See Investment Company Names, Investment Company Act Release No. 24828, at note 24 (Jan. 17, 2001).

Response: The Fund has revised the disclosure in response to the staff’s comment.

Prospectus Summary—The Fund—Investment Strategies—Listed Equity Securities (Page 4)

Comment (7) The third paragraph in this section discloses that the Fund intends to write call options on some of its listed equity securities. Please add this disclosure to the discussion of listed equity securities on the cover page of the prospectus, and in the first bullet point in the Investment Strategies section on page 2 of the prospectus.

Response: The Fund has made the requested revision.

Prospectus Summary—The Fund—Use of Proceeds (Page 6)

Comment (8) The first paragraph of this section states that the Fund expects to fully invest the net proceeds of the offering “within three to six months after the closing of this offering.” Since the Fund expects that the investment period may exceed three months, please disclose the reasons for this expected delay. See Guidelines for Form N-2, Guide 1.

Response: The Fund has added the requested disclosure.

Prospectus Summary—The Fund—Investment Policies (Page 7)

Comment (9) The third bullet point in this section states that the Fund may invest up to 35% of its total assets in the securities of non-U.S. issuers. Please provide risk disclosure regarding the Fund’s non-U.S. investments in the Investment Risks section that begins on page 30 of the prospectus. Also, if the Fund will invest in the securities of emerging market issuers, please provide appropriate disclosures in this section and in the Investment Risks section of the prospectus.

Response: Disclosure regarding the risks of investing in non-U.S. securities appears under the heading “Risk Factors—Investment Risks—Other Investment Risks—Non-U.S. Securities Risk.” The Fund’s investments in securities of non-U.S. issuers may include investments in securities of issuers located in emerging markets. The Fund has added appropriate disclosure in that regard.

U.S. Securities and Exchange Commission
July 25, 2018

Prospectus Summary—The Fund—Distributions (Page 9)

Comment (10) This section states that the Fund intends to make quarterly cash distributions. If the Fund’s distributions may include a return of capital, please describe the short term and long term tax implications for shareholders, and disclose that a return of capital is a return to shareholders of a portion of their original investment in the Fund. Please add to the cover page of the prospectus disclosure that the Fund’s distributions may include a return of capital, and that it is a return of a portion of a shareholder’s original investment in the Fund.

Response: The Fund has added the requested disclosure.

Prospectus Summary—The Fund—Leverage (Page 10)

Comment (11) Please disclose in this section that all fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities or preferred stock will be indirectly borne by the Fund’s shareholders. Also, please confirm to us that these expenses will be included in the Summary of Fund Expenses.

Response: The Fund has made the requested revisions. The Fund confirms that these expenses will be included in the Summary of Fund Expenses.

Prospectus Summary—The Fund—Hedging and Risk Management (Page 11)

Comment (12) This section states that the Fund may use derivatives. Please disclose in this section how the Fund’s derivative investments will be valued for purposes of calculating compliance with the Fund’s policy to invest at least 80% of its total assets in issuers operating in essential asset sectors, and disclose that the notional value of the Fund’s derivative investments will not be used for this purpose. Please also disclose how derivatives are valued for purposes of calculating Managed Assets, used in the calculation of the Fund’s management fee, and disclose that the notional value of the Fund’s derivatives is not used for this purpose.

Response: For the information of the staff, the Fund confirms that, for purposes of calculating compliance with its 80% investment policy, the Fund will value the derivative instruments in which it invests at market or fair value, determined in accordance with the Fund’s valuation policies, and not at notional value. The Fund believes that the term “total assets” (as defined) is consistent with this policy and that it is not necessary to state what the Fund is not doing. To the extent the Commission or its staff issues additional guidance in this area, the Fund reserves the right to modify its policies in accordance with such guidance. With respect to the calculation of management fees, the Fund notes that the definition of “Managed Assets” first appears at page [•] and is not based on notional value.

Summary of Fund Expenses (Page 13)

Comment (13) Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

U.S. Securities and Exchange Commission
July 25, 2018

Response: The underwriting terms of the Fund’s offering have not yet been finalized. The Fund will advise the Commission staff when FINRA has approved the underwriting terms of the Fund’s offering.

Comment (14) The line item under Stockholder Transaction Expenses for “Dividend Reinvestment Plan Fees” indicates “None,” but includes a footnote stating that these expenses are included in the “Other Expenses” line item in the Annual Expenses section. Please revise these line items and footnote to disclose in the “Dividend Reinvestment Plan Fees” line item all fees (except brokerage commissions) that are charged to participating shareholder accounts relative to the Fund’s dividend reinvestment plan. See Instruction 4 to Item 3 of Form N-2.

Response: The Fund has revised the disclosure in response to the staff’s comment.

Comment (15) Please change the line item captioned “Leverage Costs” to “Interest Payments on Borrowed Funds.” See Item 3.1 of Form N-2. Please also provide a separate line item for “Preferred Stock Dividend Payments.” Also, please delete the line items captioned “Less Fee and Expense Reimbursement” and “Net Annual Expenses,” since there is no indication that a fee and expense reimbursement agreement is in place.

Response: The Fund has made the requested revisions.

Comment (16) Please consolidate the first sentence in footnote (4) with the information in footnote (6), so that the information provided is concisely disclosed in one footnote. Similarly, please summarize and consolidate the information provided in footnotes (5) and (8) into one concise footnote.

Response: The Fund has made the requested revisions.

Comment (17) The paragraph following the example on page 14 of the prospectus states that the example “and the expenses in the tables” should not be considered a representation of the Fund’s future expenses. Please delete “and the expenses in the tables” from this disclosure. See Instruction 11.d to Item 3 of Form N-2.

Response: The Fund has made the requested revision.

Investment Objective and Principal Investment Strategies—Investment Objective and Strategies (Page 15)

Comment (18) The first paragraph in this section discloses the Fund’s investment objective. Please also disclose in this paragraph that, as disclosed on page 4 of the Statement of Additional Information, the Fund’s investment objective is non-fundamental, and may be changed without stockholder approval. See Item 8.2(a) of Form N-2.

Response: The Fund has added the requested disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission
July 25, 2018

Risk Factors—Operational Risks—Anti-Takeover Provisions Risks (Page 46)

Comment (19) This section states that Maryland law and the Fund's Charter and Bylaws include provisions that could defer or prevent other entities from acquiring control of the Fund.

The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (pub. avail. Nov. 15, 2010). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

Response: As previously noted, the Fund has converted to a statutory trust form. Accordingly, this comment is no longer applicable.

Management of the Fund (Page 50)

Comment (20) This section discloses members of the Fund’s Allocation Committee, Adviser Investment Team, and Subadvisor Investment Team. Please disclose in this section the individuals who are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9.1(c) of Form N-2.

Response: The Fund has revised the disclosure in response to the staff’s comment.

Statement of Additional Information

Investment Limitations—Fundamental Investment Limitations (Page 1)

Comment (21) The fourth fundamental investment limitation states that the Fund will not concentrate its investments in any particular industry or group of industries, “except that we will concentrate our assets in the industry sectors that comprise essential asset sectors.” (Emphasis added.) As currently stated, this fundamental investment limitation would provide the Fund with broad freedom of action to concentrate pursuant to management’s discretion in a number of unrelated industries without shareholder approval. This freedom of action is considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act. Please revise the Fund’s fundamental concentration policy to identify the particular industry or group of related industries, if any, in which the Fund will concentrate. See Instruction to Item 8.2(b) of Form N-2.

Response: The Fund has narrowed the definition of essential asset sectors in response to other staff comments (see the Fund’s responses to Comments Nos. 1 and 6). The Fund believes that, as revised, the definition of the term “essential asset sectors” is not overly broad and is clearly defined. Additionally, the Fund believes that such sectors are sufficiently related. Accordingly, the Fund believes the policy is consistent with the instructions to Form N-2.

Comment (22) Please disclose in this section that, with regard to the Fund’s investments in bank loans and loan participations, if the bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, both the institution selling the loan and the ultimate borrower will be considered issuers for purposes of the Fund’s fundamental concentration policy. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (pub. avail. June 29, 1989).

U.S. Securities and Exchange Commission
July 25, 2018

Response: The Fund has made the requested revision.

Comment (23) Please also disclose in this section that, when determining the Fund’s compliance with its concentration policy, the Fund will look through its private activity municipal debt securities (i.e., those whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity) in order to determine the industry to which these investments should be allocated.

Response: The Fund has made the requested revision.

Management of the Fund (Page 15)

Comment (24) We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund’s directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of Form N-2.

Response: The Fund has not held its organizational meeting and will provide this information in a subsequent pre-effective amendment.

General Comments

Comment (25) We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the staff’s comment. See also the Fund’s response to Comment No. 24.

Comment (26) If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: In reliance on Rule 430A, the Fund expects to omit from the form of prospectus included in the registration statement that is declared effective the public offering price, information regarding the underwriting syndicate (including information regarding any material relationships between the Fund and underwriters not named therein), underwriting discounts and commissions, discounts and commissions to dealers, the amount of proceeds of the offering and the date and delivery date of the prospectus.

U.S. Securities and Exchange Commission
July 25, 2018

Comment (27) Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: On November 7, 2017, Tortoise Capital Advisors, L.L.C., Tortoise Credit Strategies, LLC and certain of their affiliates and funds under their management, including the Fund, submitted an application (File No. 812-14839-06) for an order under Sections 17(d) and 57(i) of and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of and Rule 17d-1 under the 1940 Act. An amended application was submitted on March 29, 2018.

Other than this application, the Fund has not submitted and does not expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Comment (28) Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

JCT/cet